UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MELLANOX TECHNOLOGIES, LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

Dorian Daley, Esq.

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

William M. Kelly, Esq.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON: ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,437,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,437,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 33,738,713 ordinary shares of the issuer outstanding as of July 30, 2010 as reported in the issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010.

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, nominal value of NIS 0.0175 (the “Shares”), issued by Mellanox Technologies, LTD. (the “Issuer”). The address of the principal executive offices of the Issuer is Hermon Building, Yokneam, Israel 20692.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”). The address of the principal business and the principal office of Oracle is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. As a result of the acquisition of Sun Microsystems, Inc. in January 2010, Oracle is also a leading provider of hardware systems products and services. Oracle develops, manufactures, markets, distributes and services database and middleware software, applications software and hardware systems, consisting primarily of computer server and storage products, which are designed to help Oracle’s customers manage and grow their business operations. Our goal is to be the world’s most complete, open and integrated enterprise software and hardware company.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle is set forth on Schedule A.

During the last five years, none of Oracle or, to the knowledge of Oracle, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by Oracle for the purchase of the 3,437,800 Shares was approximately $63.8 million and was obtained from the working capital of Oracle.

Item 4.	Purpose of Transaction.

Oracle has made a strategic investment in the Issuer, a leading supplier of end-to-end connectivity solutions for servers and storage systems, to further align product vision and maximize partnership efforts between the two companies. The Issuer’s InfiniBand is the premier switch fabric for enterprise data centers and high performance computing, providing superior scalability, higher throughput and lower latency in comparison to alternative communications technologies. Oracle and the Issuer have had a long-term strategic partnership that allows Oracle to leverage the Issuer’s InfiniBand products to create differentiated Oracle solutions like Exadata and Exalogic. A strong and friendly relationship with the Issuer is critical to Oracle. In recognition of the importance of InfiniBand and the Issuer to Oracle, Oracle has acquired 10.2% of the Issuer’s Shares in the open market. This stake is for investment purposes only, to solidify common interest in the future of InfiniBand. Oracle has no plan or intention to make an unsolicited and unfriendly offer to take over the Issuer.

Except as described herein, Oracle has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Oracle is stated in Items 11 and 13 on the cover page hereto.

Except as set forth in this Item 5(a), neither Oracle nor, to the knowledge of Oracle, any of the persons named in Schedule A hereto beneficially own any Shares.

(b) Oracle has sole voting and dispositive power over all of the Shares reported herein.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by Oracle are set forth on Schedule B.

Except as described herein, to the knowledge of Oracle, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Oracle, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Oracle, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2010	ORACLE CORPORATION

	By:	/S/ DORIAN DALEY
	Name:	Dorian Daley
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Donald L. Lucas	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305

Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211

Safra A. Catz	President

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305

H. Raymond Bingham	Advisory Director of General Atlantic LLC 228 Hamilton Avenue, Palo Alto, CA 94301

Naomi O. Seligman	Senior Partner of Ostriker Von Simson 220 East 61st Street, New York, NY 10021

George H. Conrades	Chairman of Akamai Technologies, Inc. 8 Cambridge Center, Cambridge, MA 02142

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP 64 Willow Place, Suite 101, Menlo Park, CA 94025

Mark V. Hurd	President

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Steve Au Yeung	Executive Vice President, Asia Pacific British Citizen

Keith G. Block	Executive Vice President, North America Sales and Consulting

Jeff Epstein	Executive Vice President and Chief Financial Officer

John Fowler	Executive Vice President, Systems

Sunil Kumar	Executive Vice President, Support

Thomas Kurian	Executive Vice President, Product Development

Loic Le Guisquet	Executive Vice President, Europe, Middle East and Africa (EMEA) Sales and Consulting French Citizen

Luiz Meisler	Executive Vice President, Latin America Sales and Consulting Brazilian Citizen

Charles A. Rozwat	Executive Vice President, Customer Services

Mike Splain	Executive Vice President, Microelectronics Group

Robert K. Weiler	Executive Vice President, Global Business Units

Derek H. Williams	Executive Vice President, Japan Sales and Consulting British Citizen

Dorian E. Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Senior Vice President, Corporate Controller and Chief Accounting Officer

SCHEDULE B

TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

Except as otherwise noted, all transactions were effected by Oracle Corporation in the open market and the table excludes commissions in the per share prices.

Transaction Date	Shares Acquired	Shares Disposed	Weighted Average Price Per Share(1)	Range of Per Share Prices
10/20/2010	415,500	—	$20.79	$20.03-$21.01
10/21/2010	780,000	—	$19.91	$19.66-$20.10
10/22/2010	238,300	—	$20.27	$20.12-$20.30
10/25/2010	187,000	—	$20.39	$20.17-$20.94
10/26/2010	75,719	—	$20.47	$20.15-$21.15
10/26/2010	141,281	—	$21.42	$21.15-$21.45

(1)	Oracle undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.